UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________
FORM 11-K
_____________________________________________
Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2012.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to .
Commission file number 001-16583
_____________________________________________

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Acuity Brands, Inc.
1170 Peachtree Street, NE
Suite 2300
Atlanta, Georgia 30309

REQUIRED INFORMATION
The following documents are filed as part of this report:

1.	Audited Financial Statements
Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:
Reports of Independent Registered Public Accounting Firms
Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012
Notes to Financial Statements
Supplemental Schedule

2.	Exhibits
The following exhibits are filed with this report:
Consent of BDO USA, LLP
Consent of Ernst & Young LLP

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 28, 2013

Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

By:	Acuity Brands, Inc.
Plan Administrator

By:	/s/ Vernon J. Nagel
Name:	Vernon J. Nagel
Title:	Chairman, President and Chief Executive Officer

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Audited Financial Statements and Supplemental Schedule
As of December 31, 2012 and 2011 and for the year ended December 31, 2012

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Acuity Brands, Inc. Selected 401(k) and Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Acuity Brands, Inc. 401(k) Plan, Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees, Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees and Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (the “Plans”) as of December 31, 2012, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plans are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Atlanta, Georgia
June 28, 2013

Report of Independent Registered Public Accounting Firm
Members of the Investment Committee
Acuity Brands, Inc. Selected 401(k) and Retirement Plans
We have audited the accompanying statements of net assets available for benefits of Acuity Brands, Inc. 401(k) Plan, Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees, Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees, and Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement as of December 31, 2011, and the related statements of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plans' management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2011, and the changes in the net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
June 27, 2012

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Net Assets Available for Benefits
December 31, 2012

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	069	070
Assets:
Plan interest in Acuity DC Trust at fair value	$200,173,164	$6,520,956	$—	$16,963,425
Receivables:
Employer contribution	95,048	963	—	5,283
Participant contributions	33,018	8,745	—	7,140
Notes receivable from participants	2,304,423	151,786	—	430,283
Net assets at fair value	202,605,653	6,682,450	—	17,406,131
Valuation adjustment *	(2,479,220)	(78,614)	—	(514,753)
Net assets available for benefits	$200,126,433	$6,603,836	$—	$16,891,378

Plan interest percentage in Acuity DC Trust	89.5%	3.0%	—%	7.5%
See accompanying notes.
*    Represents adjustment from fair value to contract value for interest in the Acuity DC Trust related to fully benefit-responsive investment contracts.  See footnote 2 - Significant Accounting Policies.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Net Assets Available for Benefits
December 31, 2011

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	069	070
Assets:
Plan interest in Acuity DC Trust at fair value	$185,862,344	$4,091,557	$2,950,871	$16,612,114
Receivables:
Employer contribution	16,110	688	35	5,833
Participant contributions	29,453	5,894	71	7,764
Notes receivable from participants	2,008,240	181,866	51,100	526,168
Net assets at fair value	187,916,147	4,280,005	3,002,077	17,151,879
Valuation adjustment *	(2,277,752)	(39,038)	(48,865)	(495,226)
Net assets available for benefits	$185,638,395	$4,240,967	$2,953,212	$16,656,653

Plan interest percentage in Acuity DC Trust	88.6%	2.0%	1.4%	8.0%
See accompanying notes.
*    Represents adjustment from fair value to contract value for interest in the Acuity DC Trust related to fully benefit-responsive investment contracts. See footnote 2 - Significant Accounting Policies.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	069	070
Additions to net assets attributed to:
Net investment gain from Acuity DC Trust	$20,515,929	$499,019	$229,873	$1,190,893
Contributions:
Employer	3,901,982	25,055	—	279,020
Participant	10,095,854	423,469	7,509	370,889
Total additions	34,513,765	947,543	237,382	1,840,802

Deductions from net assets attributed to:
Benefit payments	19,979,588	899,019	865,716	1,604,317
Expenses	52,598	3,767	307	1,760
Total deductions	20,032,186	902,786	866,023	1,606,077

Net increase (decrease)	$14,481,579	$44,757	$(628,641)	$234,725

Conversion from (to) other qualified plans	—	2,220,034	(2,220,034)	—
Plan transfers in (out), net	6,459	98,078	(104,537)	—

Net assets available for benefits:
Beginning of year	$185,638,395	$4,240,967	$2,953,212	$16,656,653
End of year	$200,126,433	$6,603,836	$—	$16,891,378

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2012

1.	Description of the Plans
General
The financial positions of Acuity Brands, Inc. 401(k) Plan, Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees, Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees, and Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (collectively, the “Plans”) are included in the accompanying financial statements. The investment assets of the Plans are included in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the “Acuity DC Trust”). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The plan documents of the Plans were amended and restated effective January 1, 2012 to incorporate all previously approved amendments. There were no significant changes to the terms of the Plans. In January 2013, the Plan sponsor submitted an application for determination letter to the Internal Revenue Service ("IRS") for the restated plan documents.
Effective December 15, 2012, the assets of the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees were merged into the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees.
Refer to the respective plan agreement for additional information about the Plans' eligibility, funding, allocation, vesting, and benefit provisions.
Administration
Administration of the Plans is the responsibility of the Company's Investment Committee, members of which are designated by the Chairman, President, and Chief Executive Officer of Acuity Brands, Inc. All administrative expenses of the Plans were paid by either the Company or plan forfeitures during the year ended December 31, 2012. The Investment Committee determines the appropriateness of the Plan's investment offerings and monitors investment performance.
Eligibility and Forfeitures
Each of the Plans is a defined contribution plan. The Plans cover substantially all domestic salaried, commissioned, union and non-union hourly employees of Acuity Brands, Inc. and its subsidiaries (“Acuity Brands” or “the Company”). Employees of certain unions who have elected not to participate in such Plans and foreign employees of the Company are not eligible to participate.
Employees have immediate eligibility upon attaining the age requirement of each respective plan. The Plans further provide that forfeitures of Company contributions may be used to pay plan administrative expenses or reduce future Company contributions. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $52,661 and $221,070, respectively. During the years ended December 31, 2012 and 2011, employer contributions were reduced by $468,233 and $224,046 from forfeited nonvested accounts.
In the event of the cessation of operation of a plant or the discontinuance of a component of the Company's business, plan participants identified for separation from the Company shall automatically become fully vested in employer contributions upon termination.
Notes Receivable from Participants

Participant loans are reflected as notes receivable from participants on the Statements of Net Assets Available for Benefits. Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the participant's highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Only one outstanding general-purpose loan and one residence loan, a loan issued for the purchase of a primary residence, are permitted during a calendar year. The Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees and the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement are the only Plans which allow for residential loans.
Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years and residential loans must be repaid within ten years.
Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the remaining initial loan repayment period.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2012

Plan Termination
Although the Company intends for the Plans to be permanent, the Plan agreements provide the Company the right to discontinue contributions or to terminate the Plans at any time and to terminate the plan subject to the provisions of ERISA.
In the event of a plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.
In March 2012, the Company announced the planned closure of the Cochran, Georgia facility, which was substantially completed in 2012. As a result, the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees incurred a partial plan termination. At the partial plan termination date, all participants affected by the partial plan termination were fully vested; therefore, no additional action was required.
Parties-In-Interest Transactions
As of December 31, 2012 and 2011, the percentage of the Acuity DC Trust's net assets invested in the common stock of Acuity Brands, Inc. was 3.4%. As described in Note 2, the Plans paid certain expenses related to plan operations and investment activity to various service providers. These transactions are party-in-interest transactions under ERISA.
Vesting
Participants are vested immediately in their contributions and the related earnings. Participants in the Acuity Brands, Inc. 401(k) Plan, the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees, and the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees vest in the Company's contributions to their accounts ratably over a five-year service period. Participants in the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement vest in the Company's contributions to their accounts immediately upon the third anniversary of their hire date.
Payments of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a 10-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2012

Contributions
The basis for determining participant and Company contributions is as follows:

Plan Name	Participant Contributions	Employer Contributions

Acuity Brands, Inc. 401(k) Plan	1% to 50% of compensation	Matching contribution of 60% up to 6% of participant compensation contributed.

Supplemental contributions for employees who on December 31, 2002 were active participants in the Acuity Brands, Inc. Pension Plan, which was frozen on that date, may be made at the end of each plan year to eligible participants who are non-highly compensated employees and who are employed on the last day of the plan year.

Effective June 1, 2006, all new hires are automatically enrolled at 3% contribution to the plan.

Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	1% to 25% of compensation
Hourly employees of Hydrel - matching contribution of 25% up to 15% of participant compensation contributed. Hourly employees of Sensor Switch Inc. - matching contribution of 60% up to 6% of participant compensation contributed.

Teamsters Local Union 673 - Midwest Regional Warehouse employees received an employer contribution equal to $0.17 per hour worked in 2011 and 2012 regardless of whether they made participant deferrals into the plan.

Employees at all other locations participating in the plan do not receive an employer contribution.

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees	1% to 50% of compensation
Employees of Utica, Ohio hired on or after December 1, 2001 - matching contribution of 60% up to 6% of participant compensation contributed. Employees of Utica, Ohio hired before December 1, 2001 - matching contribution of 33% up to 6% of participant compensation contributed. Employees of Metal Optics - matching contribution of 50% up to 6% of compensation contributed.

All other employees of Holophane - matching contribution of 33% up to 6% of compensation contributed, plus a discretionary basic contribution of 5% of annual compensation.

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	1% to 25% of compensation
IBEW Local 1853 - Effective April 1, 2003 the basic additional contribution was increased to 5% of annual compensation. Participating employees hired prior to December 16, 2001 - matching contribution of 30% up to 5% of compensation contributed, plus basic 5% of annual compensation. Participating employees hired on or after December 16, 2001 - matching contribution of 50% up to 6% of compensation contributed.

USW Local Nos. 4, 105 and 525 - Effective August 6, 2007, for participating employees hired prior to August 5, 2002 - matching contribution of 30% up to 6% of compensation contributed. Additional basic contribution of 5% of annual compensation. Participating employees hired on or after August 5, 2002 - matching contribution of 60% up to 6% of compensation contributed. Prior to August 6, 2007, for participating employees hired prior to August 5, 2002, matching contribution of 25% up to 6% of compensation contributed. Additional basic contribution of 5% of annual compensation. Participating employees hired on or after August 5, 2002 - matching contribution of 50% up to 6% of compensation contributed.

Under all of the Plans, participants direct the investment of all their contributions into various investment options offered by the Plan. Additionally, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Contributions are subject to certain IRS limitations.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2012

2.	Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Investments
The investments in the Acuity DC Trust are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Fund assets are allocated to selected independent investment managers to invest under these guidelines.
Investments of the Acuity DC Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Please see the Note 3 Acuity DC Trust and Note 5 Fair Value Measurements for further discussion.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date. Net appreciation includes the Plans' gains and losses on investments bought and sold as well as held during the year.

The Acuity DC Trust holds investments in the Invesco Stable Value Fund, which holds synthetic guaranteed investment contracts (“synthetic GICs” or “wrap contracts”) and a diversified portfolio of investments, primarily units of collective trust funds held in the name of the Acuity DC Trust. The collective trust funds invest in high-quality bonds, including corporate bonds, mortgage-backed securities, asset-backed securities, and government securities. The synthetic GICs or wrap contracts have features that provide for variable interest crediting rates which are credited to the contract value of the contracts' underlying holdings. As required by Accounting Standards Codification (“ASC”) 946, Financial Services-Investment Companies, (“ASC 946”), and ASC 962, Plan Accounting-Defined Contribution Pension Plans, (“ASC 962”), the investments in synthetic GICs deemed to be fully benefit-responsive are presented at fair value within Plan Interest in Acuity DC Trust at fair value on the Statements of Net Assets Available for Benefits. A valuation adjustment has also been included in the Statements of Net Assets Available for Benefits so that the ending values of the synthetic GICs are recorded at contract value.
Contract value represents contributions made under the contract, plus earnings, less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the underlying investments being managed. The crediting interest rate will not be less than 0%.
Certain events limit the ability of the Plans to transact at contract value with the issuers. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuers, (2) bankruptcy of the Plans' sponsor or other events which cause a significant withdrawal from the Plans, or (3) the failure of the Acuity DC Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Acuity Brands does not believe that the occurrence of any event limiting the Plans' ability to transact at contract value with the issuers has occurred or is probable.
The contract issuers can only terminate the contract under very limited circumstances, such as Acuity Brands or the investment fund managers breaching any of their material obligations under the agreement, or upon completion of specified periods of time following notice periods. Acuity Brands does not believe it is likely that the contracts will be terminated.
The average yield of the Stable Value Fund based on actual earnings was approximately 2.88% and 3.30% at December 31, 2012 and 2011, respectively. The average yield credited to members reflecting all investments in the Stable Value Fund was approximately 2.42% and 3.08% at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, the fair values of the underlying assets of the synthetic GICs were $54,303,636 and $52,498,360, respectively. At December 31, 2012 and 2011, the values of the wrap contracts and book valuation adjustments included in the Acuity DC Trust were $(3,072,587) and $(2,860,881), respectively.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2012

Notes Receivable from Participants
The notes receivable from participants represent participant loans, which are carried at principal amounts outstanding plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 and 2011. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payments
Benefit payments are recorded when paid.
Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.
Reclassifications
Certain prior-period amounts have been reclassified to conform to the current year presentation. No material reclassifications have occurred during the current period.
Accounting Standards Adopted in 2012
In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”), which clarifies the wording and disclosures required in ASC Topic 820, Fair Value Measurement (“ASC 820”), to converge with those used (to be used) in International Financial Reporting Standards. The update explains how to measure and disclose fair value under ASC 820. While many of the amendments to US GAAP clarify existing guidance, others represent changes to a principle or requirement for measuring fair value. The effects of the amendments will likely vary by entity, and for some they could be significant. The provisions of ASU 2011-04 are effective for public entities prospectively for interim and annual periods beginning after December 15, 2011. The Plans adopted ASU 2011-04 on January 1, 2012. The provisions of ASU 2011-04 did not have a material effect on the Plans' net assets available for benefits or its changes in net assets available for benefits.
Accounting Standards Yet to Be Adopted
In October 2012, the FASB issued ASU No. 2012-04, Technical Corrections and Improvements ("ASU 2012-04"), which amends a wide variety of Topics in the FASB Accounting Standards Codification ("Codification" or "ASC"). The amendments in ASU No. 2012-04 represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice. Additionally, the amendments make the Codification easier to understand and the fair value measurement guidance easier to apply by eliminating inconsistencies and providing needed clarifications. Amendments in ASU 2012-04 that do not provide transition guidance were effective upon issuance for public entities. Amendments that are subject to the transition guidance are effective for fiscal periods beginning after December 15, 2012. The Plans are currently reviewing the provisions of ASU 2012-04, but do not expect it to have a material effect on the Plans' net assets available for benefits or its changes in net assets available for benefits.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2012

3.     Acuity DC Trust
The Acuity DC Trust is a collective investment of the assets of participating employee benefit plans of the Company. Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments which can be specifically identified and distributed among all plans) in proportion to the fair value of the assets assigned to each plan, income, and expenses resulting from the collective investment of the assets of the Trust. The fair value of net assets of the Acuity DC Trust as of December 31, 2012 and 2011 is presented below:

		Plans' Percentage Interest
	2012	Plan		Plan		Plan	Plan
	Value	No. 033		No. 067		No. 069	No. 070
Mutual Funds
Vanguard Institutional Index Fund	$24,589,623	92.9%	*	3.2%	*	—%	3.9%	*
American Century Equity Income Fund	14,597,659	92.5%	*	2.2%		—%	5.3%
T Rowe Price Mid Cap Fund	18,014,628	90.2%	*	2.9%	*	—%	6.9%	*
Templeton Institutional Fund	11,469,329	95.1%	*	1.7%		—%	3.2%
CRM Mid Cap Value Fund	7,447,083	94.0%		1.8%		—%	4.2%
Vanguard Explorer Admiral Fund	8,573,628	88.4%		2.7%		—%	8.9%
T Rowe Price Growth Fund	9,657,070	90.0%		2.6%		—%	7.4%
Northern Small Cap Value Fund	6,890,685	95.3%		2.4%		—%	2.3%
Total Mutual Funds	101,239,705

Self-Directed Brokerage Accounts
Money Market Fund	2,594,309	99.7%		—%		—%	0.3%
Corporate Bonds	278,025	100.0%		—%		—%	—%
Mutual Funds	1,368,032	100.0%		—%		—%	—%
Preferred Stocks	41,366	100.0%		—%		—%	—%
Common Stocks	6,055,841	93.5%		—%		—%	6.5%
Other Assets	31	100.0%		—%		—%	—%
Total Self-Directed Brokerage Accounts	10,337,604

Common Stock
Acuity Brands Stock Fund	7,638,031	95.8%		2.2%		—%	2.0%

Common/Collective Trusts
Dow Jones Target 2015 Fund	4,126,308	87.9%		4.9%		—%	7.2%
Dow Jones Target 2025 Fund	16,007,878	91.9%	*	5.1%	*	—%	3.0%
Dow Jones Target 2035 Fund	7,926,485	91.2%		6.0%	*	—%	2.8%
Dow Jones Target 2045 Fund	7,971,699	92.7%		6.1%	*	—%	1.2%
Dow Jones Target Today Fund	2,467,002	80.0%		4.8%		—%	15.2%
SSGA Passive Bond Market	9,710,624	95.5%		2.0%		—%	2.5%
Invesco Stable Value Fund	56,196,572	80.7%	*	2.5%	*	—%	16.8%	*
Total Common/Collective Trusts	104,406,568

Total Investments	223,621,908

Unallocated Cash	67,301
Accrued Investment Income	325
Adjustment for pending trades	514
Total Assets	223,690,048

Accrued expenses and other	(32,503)
Net Assets at fair value	223,657,545

Valuation Adjustment	(3,072,587)
Loan Fund	2,886,492
Net Assets of the Acuity DC Trust, at contract value	$223,471,450
* Represents investments greater than 5% of the Plan's net assets.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2012

		Plans' Percentage Interest
	2011	Plan		Plan		Plan		Plan
	Value	No. 033		No. 067		No. 069		No. 070
Mutual Funds
Vanguard Institutional Index Fund	$22,953,620	92.5%	*	1.7%	*	2.0%	*	3.8%	*
American Century Equity Income Fund	13,443,561	92.5%	*	1.1%		1.2%	*	5.2%
T Rowe Price Mid Cap Fund	16,102,342	90.0%	*	1.2%		1.9%	*	6.9%	*
Templeton Institutional Fund	10,006,181	95.4%	*	1.3%		0.6%		2.7%
CRM Mid Cap Value Fund	7,467,909	94.2%		1.4%		1.0%		3.4%
Vanguard Explorer Admiral Fund	8,462,228	89.2%		1.6%		1.5%		7.7%
T Rowe Price Growth Fund	8,064,381	89.3%		1.3%		1.6%		7.8%
Northern Small Cap Value Fund	7,992,736	95.3%		1.9%		0.6%		2.2%
Total Mutual Funds	94,492,958

Self-Directed Brokerage Accounts
Money Market Fund	2,434,632	99.5%		—%		—%		0.5%
Corporate Bonds	256,496	100.0%		—%		—%		—%
Mutual Funds	462,550	100.0%		—%		—%		—%
Preferred Stocks	53,079	100.0%		—%		—%		—%
Common Stocks	4,326,445	93.0%		—%		—%		7.0%
Total Self-Directed Brokerage Accounts	7,533,202

Common Stock
Acuity Brands Stock Fund	7,102,749	95.3%		2.1%		0.8%		1.8%

Common/Collective Trusts
Dow Jones Target 2015 Fund	4,143,164	87.0%		4.6%		1.8%		6.6%
Dow Jones Target 2025 Fund	14,727,359	91.8%	*	4.5%	*	1.3%	*	2.4%	*
Dow Jones Target 2035 Fund	6,576,998	88.8%		6.5%	*	1.3%		3.4%
Dow Jones Target 2045 Fund	6,088,067	89.8%		6.2%	*	1.9%		2.1%
Dow Jones Target Today Fund	3,103,818	81.9%		2.4%		1.3%		14.4%
SSGA Passive Bond Market	9,164,298	95.3%		1.0%		0.7%		3.0%
Invesco Stable Value Fund	56,330,972	79.6%	*	1.4%	*	1.7%	*	17.3%	*
Total Common/Collective Trusts	100,134,676

Total Investments	209,263,585

Unallocated Cash	313,552
Accrued Investment Income	925
Adjustment for pending trades	(20,250)
Total Assets	209,557,812

Accrued expenses and other	(40,926)
Net Assets at fair value	209,516,886

Valuation Adjustment	(2,860,881)
Loan Fund	2,767,374
Net Assets of the Acuity DC Trust, at contract value	$209,423,379
* Represents investments greater than 5% of the Plan's net assets.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2012

Investment results of the Acuity DC Trust for the year ended December 31, 2012 are as follows:

Interest income	$1,454,238
Net appreciation in fair value of common stock at quoted market prices	1,930,230
Net investment gain from common/collective trust funds at net asset values	4,295,170
Net investment gain from mutual funds at quoted market prices	14,756,076
Investment results	$22,435,714

4.	Stable Value Fund

The following investments represent the components of the Invesco Stable Value Fund:

			2012	2012
		2012	Valuation	Contract
Contract Issuer	Security	Fair Value	Adjustment	Value
Common/Collective Trusts:
ING Life & Annuity	IGT ING Short Duration	$7,944,995	$(292,466)	$7,652,529
ING Life & Annuity	IGT Invesco Multi-Manager Core Fixed Income Fund	5,516,189	(400,423)	5,115,766
Mass Mutual	MassMutual SA Intermediate GC Babson	7,805,880	(525,767)	7,280,113
Monumental	IGT MxMGR Core	8,544,574	(464,497)	8,080,077
NATIXIS Capital Markets	IGT INVESCO Short Term Bond	12,391,002	(446,267)	11,944,735
Pacific Life Insurance	IGT MxMGR Int G/C	12,100,996	(943,167)	11,157,829

Subtotal		54,303,636	(3,072,587)	51,231,049

Wrap Contracts:
Mass Mutual		11,029	—	11,029
Monumental		13,011	—	13,011

Subtotal		24,040	—	24,040

Cash -
Bank of America Merrill Lynch	Cash	1,868,896	—	1,868,896

Total		$56,196,572	$(3,072,587)	$53,123,985

			2011	2011
		2011	Valuation	Contract
Contract Issuer	Security	Fair Value	Adjustment	Value
Common/Collective Trusts:
ING Life & Annuity	IGT INVESCO Short Term Bond	$5,794,480	$(224,445)	$5,570,035
Monumental	IGT MxMGR Core	8,270,940	(413,118)	7,857,822
NATIXIS Capital Markets	IGT INVESCO Short Term Bond	12,116,731	(473,255)	11,643,476
Pacific Life Insurance	IGT MxMGR Int G/C	19,933,542	(1,445,598)	18,487,944
State Street Bank	IGT INVESCO Short Term Bond	6,382,667	(304,465)	6,078,202
Subtotal		52,498,360	(2,860,881)	49,637,479
Wrap Contract -
Monumental		7,414	—	7,414
Cash -
Bank of America Merrill Lynch	Cash	3,825,198	—	3,825,198
Total		$56,330,972	$(2,860,881)	$53,470,091

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2012

5.     Fair Value Measurements
In accordance with ASC 820, the Plans determine a fair value measurement using an exit price based on the assumptions a market participant would use in pricing an asset or liability. ASC 820 established a three-tiered hierarchy making a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that reflect the Plans' best estimate of what market participants would use in pricing an asset or liability including consideration of the risk inherent in the valuation technique and the risk inherent in the inputs to the model (Level 3).
Level 1
Stable Value Fund Cash - represents cash not yet invested but available for investment in the Stable Value Fund as reported by the Investment Manager.
Money Market Fund - valued at the daily closing price as reported by the fund.
U.S. Corporate Bonds - valued by using the closing price in the market where such investments are primarily traded.
Acuity Brands Stock Fund and Equity Securities - valued at the last sales price in the market where such securities are primarily traded. If the last sales price is not available, the security is generally valued at the closing bid price obtained from the primary exchange.
Mutual Funds - valued using the net asset value of shares held at year end as reported by the fund. Mutual funds held by the Acuity DC Trust are open-end mutual funds that are registered with the Securities and Exchange Commission.
Level 2
Common/Collective Trusts - valued at the net asset value ("NAV") of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the Investment Advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Synthetic GICs - valued using contract prices for securities and repurchase agreements at amortized costs reported by the Investment Manager.
Level 3
Synthetic GICs Wrap Contracts - valued by calculating the present value of excess future wrap fees. When the replacement cost of a wrap contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding's credit quality rating.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2012

The following tables present information about the Acuity DC Trust's assets as of December 31, 2012 and 2011:

		Fair Value Measurements
		as of December 31, 2012
		Quoted Market	Significant
		Prices in Active	Other	Significant
	Fair Value	Markets for	Observable	Unobservable
	as of	Identical Assets	Inputs	Inputs
Assets	December 31, 2012	(Level 1)	(Level 2)	(Level 3)
Stable Value Fund Cash (2)	$1,868,896	$1,868,896	$—	$—
Acuity Brands Stock Fund	7,638,031	7,638,031		—
Mutual Funds:
US Equity Securities	89,770,376	89,770,376	—	—
International Equity Securities	11,469,329	11,469,329	—	—
Common/Collective Trusts (1)	48,209,996	—	48,209,996	—
Synthetic GICs (2)	54,327,676	—	54,303,636	24,040
Subtotal	213,284,304
Self-Directed Brokerage Accounts:
Money Market Fund	2,594,308	2,594,308	—	—
U.S. Corporate Bonds	278,025	278,025	—	—
Equity Securities	6,097,238	6,097,238		—
Mutual Funds	1,368,033	1,368,033	—	—
Subtotal	10,337,604
TOTAL	$223,621,908

		Fair Value Measurements
		as of December 31, 2011
		Quoted Market	Significant
		Prices in Active	Other	Significant
	Fair Value	Markets for	Observable	Unobservable
	as of	Identical Assets	Inputs	Inputs
Assets	December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Stable Value Fund Cash (2)	$3,825,198	$3,825,198	$—	$—
Acuity Brands Stock Fund	7,102,749	7,102,749		—
Mutual Funds:
US Equity Securities	84,486,778	84,486,778	—	—
International Equity Securities	10,006,180	10,006,180	—	—
Common/Collective Trusts (1)	43,803,704	—	43,803,704	—
Synthetic GICs (2)	52,505,774	—	52,498,360	7,414
Subtotal	201,730,383
Self-Directed Brokerage Accounts:
Money Market Fund	2,434,632	2,434,632	—	—
U.S. Corporate Bonds	256,496	256,496	—	—
Equity Securities	4,379,524	4,379,524	—	—
US Equity Securities	462,550	462,550	—	—
Subtotal	7,533,202
TOTAL	$209,263,585

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2012

(1)
The Dow Jones Target common/collective trust funds share the common goal of first growing and then later preserving principal and contain a mix of US common stocks, US issued bonds, and cash. The investment objective of the SSGA Passive Bond Market fund is to approximate as closely as practicable the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term and contains a mix of US issued government and corporate bonds and cash. From time to time, the trustee of the Dow Jones Target and SSGA Passive Bond Market common/collective trust funds may exercise its rights to implement limited withdrawal safeguards in order to protect the principal and liquidity of all participants in the funds. There are currently no redemption restrictions or unfunded commitments on these investments. The fair values of the investments in this category have been determined using the net asset value per share. Generally, redemptions of the fund units for investments in this category may be made each business day, based upon a transaction price per unit that is substantially equivalent to net asset value per share as of the close of the previous business day.

(2)
These investments represent the underlying investments of the Stable Value Fund. Participant-directed redemptions have no restrictions; however, the Plan is required to provide sufficient redemption notice to liquidate its entire share in the fund. The fair value of this fund has been determined based on the fair value of the underlying investment wrap contract and common/collective trusts in the fund as reported by the issuer of the contracts. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

No transfers between the levels of the fair value hierarchy occurred during the current plan year. In the event of a transfer in or out of a level within the fair value hierarchy, the transfers would be recognized as of the end of the plan year.
The table below presents a summary of changes in the fair value of the Acuity DC Trust's Level 3 assets for the years ended December 31, 2012 and 2011:

	Year ended	Year ended
	December 31, 2012	December 31, 2011
	Wrap Contracts	Wrap Contracts
Balance, beginning of year	$7,414	$51,676
Purchases, sales, issuances, and settlements	—	—
Unrealized (loss)/gain relating to instruments still held at the reporting date	16,626	(44,262)
Balance, end of year	$24,040	$7,414

6.	Income Tax Status
The Plans obtained their latest determination letters on April 8, 2009, in which the IRS stated the Plans, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plans have submitted to the IRS applications for new determination letters dated January 24, 2013; however, no new determination letters have been received. The Plans have been amended since receiving the latest determination letters and the Plan administrator believes the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC, and the Plans and related trust continue to be tax-exempt. Therefore, no provisions for income taxes is included in these financial statements.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plans. The financial statement impact of a tax position is recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

7.	Benefits Payable
The following Plans had benefit payments that were approved for payment prior to December 31, but were not paid until subsequent to December 31:

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2012

Plan No.	Plan Name	2012	2011
033	Acuity Brands, Inc. 401(k) Plan	$91,699	$262,853
067	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	22,747	—
070	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	—	46,534
These benefit payments represent a reconciling item between the financial statements and Form 5500. An additional reconciling item is related to the difference between the carrying value of synthetic GICs in the financial statements (contract value) and Form 5500 (fair value) in the amount of $(3,072,587). The Form 5500 has not yet been finalized. As such, the differences may vary from those noted above. However, these differences are not expected to be material.

8.	Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2012

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2012

Plan Name	Plan No.	EIN #	Identity of Issue *	Description of Investment Varying Maturity Dates and Interest Rates Ranging from:	Cost	Current Value
Acuity Brands, Inc. 401(k) Plan	033	58-2632672	Participant Loans	4.25% to 9.25% (various maturity dates)	$—	$2,304,423
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Participant Loans	4.14% to 7% (various maturity dates)	—	151,786
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	070	58-2632672	Participant Loans	4.25% to 9.25% (various maturity dates)	—	430,283
___________________________________________
*    Represents a party in interest

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of BDO USA, LLP
23.2	Consent of Ernst & Young LLP